Rahul Ghai Senior Vice President and Chief Financial Officer	HARRIS CORPORATION 1025 West NASA Boulevard Melbourne, FL USA 32919 phone 1-321-724-3382 efax 1-321-727-9648 rghai@harris.com

Via Electronic Submission (Correspondence)

October 5, 2016
Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:    Harris Corporation
Form 10-K for the Fiscal Year Ended July 1, 2016
Filed August 29, 2016
File No. 001-03863

Dear Ms. Raminpour:

On behalf of Harris Corporation (“Harris”), I hereby submit our response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on Harris’ Annual Report on Form 10-K for the fiscal year ended July 1, 2016, as set forth in your letter dated September 23, 2016 (the “Comment Letter”).

For reference purposes, the text of the Staff’s one numbered comment in the Comment Letter is set forth below in bold, followed by our response thereto.

Staff Comment:

“Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Review, page 41

Discussion of Business Segment Results of Operations, page 44-48

1.
We note your discussion of the operating results by segment; however, your discussion did not provide sufficient quantitative insights attributable to the various factors affecting your income statement accounts. For example, for the Communication Systems Segment, you disclosed the various offsetting factors such as inclusion of Exelis operations, weakness related to DoD and international tactical radio markets affecting revenues without their related amounts. In addition, you did not provide a similar discussion for your costs of sales and services accounts. In that regard, please revise to provide a more robust and comprehensive discussion of your segment operating results by providing a separate discussion on their respective costs of sales and services as well as

Ms. Melissa Raminpour
Securities and Exchange Commission
October 5, 2016

quantifying the amounts associated with the various factors affecting each significant income statement line item. Refer to Item 303 of Regulation S‑K and SEC Release No. 33‑8350.”

Harris Response:

We believe our disclosure complies with Regulation S-K, the Securities Exchange Act of 1934, as amended, and applicable rules thereunder. Based on our discussion with the Staff, however, we confirm that future filings, commencing with our Quarterly Report on Form 10‑Q for our fiscal quarter ended September 30, 2016, which we expect to file the first week of November 2016, will include in our discussion of our segment operating results additional quantitative information regarding various factors affecting significant income statement line items and additional information regarding segment cost of sales and services, where such information is applicable and material or otherwise meaningful to segment operating results.

Harris Acknowledgement:

Harris acknowledges the following:
•Harris is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Harris may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with the foregoing, please call me at (321) 724-3382. Facsimile transmissions may be sent to me at (321) 727-9648.

Very truly yours,

/s/ Rahul Ghai
Rahul Ghai
Senior Vice President and Chief Financial Officer

cc:	Effie Simpson, Securities and Exchange Commission
Scott T. Mikuen, Senior Vice President, General Counsel and Secretary, Harris Corporation
Todd A. Taylor, Vice President, Principal Accounting Officer, Harris Corporation
Robert A. Johnson Jr., Vice President, Associate General Counsel – Corporate and Assistant Secretary, Harris Corporation